GUARDION HEALTH SCIENCES, INC.

15150 Avenue of Science, Suite 200

San Diego, CA 92128

October 25, 2019

VIA EDGAR

Mr. Joseph McCann

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Guardion Health Sciences, Inc.
Registration Statement on Form S-1
Filed on October 25, 2019

Dear Mr. McCann:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Guardion Health Sciences, Inc. (the “Company”) so that it will become effective on Monday, October 28, 2019, at 9:10 a.m. Eastern Time or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Please notify David Sunkin of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (213) 620-1780, or in his absence, Justin Anslow at (212) 653-8170, to provide notice of effectiveness or if you have any other questions or concerns regarding this matter.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Sincerely yours,

Guardion Health Sciences, Inc.

By:	/s/ Michael Favish
Michael Favish
Chief Executive Officer

cc: (via email)

David Sunkin, Sheppard, Mullin, Richter & Hampton LLP